FORM 6–K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s announcement dated June 1, 2004, that Registrant’s subsidiary, Spacenet Inc., has been chosen by Fazoli’s Management, Inc. to provide a Connexstar broadband satellite network to Fazoli’s restaurants.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most CEO and President

Dated: June 2, 2004

Jun 01, 2004

Fazoli’s Italian Restaurants selects Connexstar service by Gilat’s Spacenet subsidiary for broadband retail network in 33 states

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has been chosen by Fazoli’s Management, Inc. to provide a Connexstar broadband satellite network to Fazoli’s restaurants in 33 states nationwide.

Under the terms of the three-year agreement, Spacenet will deploy its Connexstar service at 150 Fazoli’s corporate restaurant sites. The network will support a range of retail networking applications, including point-of-sale polling, fast credit authorization, Xcellenet remote systems management tools and corporate intranet applications.

Floyd Goldberg, Fazoli’s vice president, information technology, said, “We are moving quickly to adopt a variety of IP-based applications to further optimize our in-store operating efficiency and customer service. We chose Spacenet’s Connexstar service because it provides us with an extremely reliable, always-on network connection that is available immediately at any of our locations around the country.”

Goldberg added, “A high-speed, persistent connection is critical to the deployment of our new Internet-based in-store technology – especially our IP credit card terminals. Connexstar’s superior support for these IP applications made it a clear choice for this project.”

Spacenet President and CEO Bill Gerety said, “As restaurants increasingly move their core management applications to the Web, the need for cost-effective, always-on broadband connectivity grows rapidly. Fazoli’s joins an expanding list of restaurant enterprises that have chosen Connexstar as their primary provider for nationwide high-speed Internet connectivity.”

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services – all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Fazoli’s
Based in Lexington, Kentucky, Fazoli’s Management, Inc. operates more than 400 Fazoli’s company owned and franchised restaurants in 33 states and the Philippines, employing more than 8,000 persons. Visit Fazoli’s at www.fazolis.com.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com